                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                        PREMIER RESEARCH WORLDWIDE, LTD
                               (Name of Issuer)



                                 Common Stock
                        (Title of Class of Securities)


                                  740568 10 0
                                (CUSIP Number)






         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and a subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)
                               Page 1 of 5 Pages




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CUSIP NO. 740568 10 0
          -----------


--------------------------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                       Joel Morganroth, M.D. ###-##-####

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  United States

--------------------------------------------------------------------------------
Number of Shares           (5)     Sole Voting Power                   145,075
Beneficially               -----------------------------------------------------
Owned By Each              (6)     Shared Voting Power                   9,600
Reporting                  -----------------------------------------------------
Person                     (7)     Sole Dispositive Power              145,075
With                       -----------------------------------------------------
                           (8)     Shared Dispositive Power              9,600

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

          900,000 (disclaims beneficial ownership of 525,225 shares)

--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)

                                      12.6%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------






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                                 Schedule 13G


Item l(a)         Name of Issuer:

                           Premier Research Worldwide, Ltd.

Item l(b)         Address of Issuer's Principal Executive Offices:

                           Premier Research Worldwide, Ltd.
                           124 S. 15th Street
                           Philadelphia, Pennsylvania  19102-3010

Item 2(a)         Name of Person Filing:

                           Joel Morganroth, M.D.

Item 2(b)         Address of Principal Business Office:

                           124 S. 15th Street
                           Philadelphia, Pennsylvania  19102-3010

Item 2(c)         Citizenship:

                           United States

Item 2(d)         Title of Class of Securities:

                           Common Stock, $.01 Par Value

Item 2(e)         CUSIP Number:

                           740568 10 0

Item 3:           Not Applicable

Item 4:           Ownership:

                  Dr. Morganroth, as described more fully below, may be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) 900,000 shares of the common stock of Premier Research Worldwide, Ltd., representing 12.6% of the outstanding shares of common stock. Dr. Morganroth's beneficial ownership is as follows:

                           1. 145,075 shares directly owned by Dr. Morganroth, as to which he has sole voting and dispositive power.

                           2. 9,600 shares owned by a pension plan, as to which Dr. Morganroth has shared voting and dispositive power.

                           3.       220,100 shares underlying currently
                                    exercisable options granted under a
                                    Corporation stock option plan.

                           4. 495,225 shares held in a trust, the trustee of which is Dr. Morganroth's wife and the beneficiaries of which are Dr. Morganroth's children. Dr. Morganroth disclaims beneficial ownership of these shares.

                           5. 30,000 shares of which Dr. Morganroth may be deemed to be the beneficial owner due to the fact that Dr. Morganroth is entitled to a credit against the principal and interest owing on a promissory note payable to a third party, equal to the market value of 30,000 shares of common stock on or in certain cases before the note's maturity date. Dr. Morganroth disclaims beneficial ownership of these shares.



Item 5:           Not Applicable

Item 6:           Not Applicable

Item 7:           Not Applicable

Item 8:           Not Applicable

Item 9:           Not Applicable

Item 10:          Not Applicable

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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in my statement is true, complete and correct.

Dated:   February 2, 1998

                                                /s/Joel Morganroth, M.D.
                                              ----------------------------
                                                      [Signature]

                                                   Joel Morganroth, M.D.
                                              ----------------------------
                                                      Name/Title